Exhibit (a)(1)(Q)

inWeb

The Inside Track for BEA Employees

Welcome to the BEA Tender Offer Page

IMPORTANT NOTICE

If you received materials from BEA regarding its Tender Offer related to certain of your stock options which may be subject to taxation under Section 409A of the Internal Revenue Code (“409A options”), you should carefully review the materials on the following Website prior to exercising any of your 409A options: https://bea409a.equitybenefits.com/

If you exercise any 409A options prior to reviewing those materials and taking the actions discussed therein, you will be solely responsible for any additional taxes, penalties or interest you may incur.

It is important that you review all of the materials carefully. For your convenience, we have also provided a summary of the offer and a set of questions and answers regarding the offer.

On-Demand Webcast

In order to provide you with additional information regarding Section 409A and the Tender Offer, we have made available an on demand Webcast presented by PriceWaterhouse Coopers (PwC), as well as the corresponding slide presentation. We urge you to review them both.

If after viewing the Webcast you have additional questions, please contact PwC by phone at (408) 817-4355 or via e-mail at BEA409A@bea.com

PwC tax professionals will address specific tax questions relating to the Tender Offer or Section 409A only. Procedural questions should be addressed to BEA stock administration as appropriate.